UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

25 St. James’s Street,

London, SW1A 1HA

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CNH INDUSTRIAL N.V.

Form 6-K for the month of November 2017

This report on Form 6-K contains the following exhibits:

Exhibit 1.1	Underwriting Agreement, dated November 9, 2017, by and among CNH Industrial N.V., and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC , as representatives of the several underwriters named in Schedule I thereto.

Exhibit 4.1	Officers’ Certificate, dated as of November 14, 2017.

Exhibit 4.2	Form of 3.850% Note due 2027 (included in Exhibit 4.1).

Exhibit 5.1	Opinion of Sullivan & Cromwell LLP.

Exhibit 5.2	Opinion of Freshfields Bruckhaus Deringer LLP.

Exhibit 23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).

Exhibit 23.2	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.2).

Exhibit 99.1	Press release, dated November 14, 2017, titled: “CNH Industrial N.V. announces the closing of its notes offering of $500 million 3.850% notes due 2027”

Exhibits 1.1, 4.1, 4.2, 5.1, 5.2, 23.1 and 23.2 to this Report on Form 6-K are hereby incorporated by reference into CNH Industrial N.V.’s registration statement on Form F-3ASR (File No. 333-206891) and CNH Industrial N.V.’s registration statements on Form S-8 (File Nos. 333-191477 and 333-196574).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going

Name:	Michael P. Going
Title:	Corporate Secretary

November 14, 2017

Index of Exhibits

Exhibit Number	Description of Exhibit

Exhibit 1.1	Underwriting Agreement, dated November 9, 2017, by and among CNH Industrial N.V., and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as representatives of the several underwriters named in Schedule I thereto.

Exhibit 4.1	Officers’ Certificate, dated as of November 14, 2017.

Exhibit 4.2	Form of 3.850% Note due 2027 (included in Exhibit 4.1).

Exhibit 5.1	Opinion of Sullivan & Cromwell LLP.

Exhibit 5.2	Opinion of Freshfields Bruckhaus Deringer LLP.

Exhibit 23.1	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1).

Exhibit 23.2	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.2).

Exhibit 99.1	Press release, dated November 14, 2017, titled: “CNH Industrial N.V. announces the closing of its notes offering of $500 million 3.850% notes due 2027”